UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

     Certification and Notice of Termination of Registration under Section
      12(g) of the Securities Exchange Act of 1934 or Suspension of Duty
              to File Reports Under Sections 13 and 15(d) of the
                       Securities Exchange Act of 1934

                         Commission File Number 1-16755

                              ARCHSTONE-SMITH TRUST
             (Exact name of registrant as specified in its charter)

                       9200 E. Panorama Circle, Suite 400
                            Englewood, Colorado 80112
                                 (303) 708-5959
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           Series J Cumulative Convertible Redeemable Preferred Shares
                      of Beneficial Interest (Title of each
                    class of securities covered by this Form)

Common Shares of Beneficial Interest; Series A Cumulative Convertible Preferred Shares of Beneficial Interest; Series C Cumulative Redeemable
Preferred Shares of Beneficial Interest; Series D Cumulative Redeemable Preferred Shares of Beneficial Interest; Series H Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest; Series I Cumulative
Redeemable Preferred Shares of Beneficial Interest; Series K Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest; Series L Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest.

    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)    [X]        Rule 12h-3(b)(1)(ii)    [ ]
           Rule 12g-4(a)(1)(ii)   [ ]        Rule 12h-3(b)(2)(i)     [ ]
           Rule 12g-4(a)(2)(i)    [ ]        Rule 12h-3(b)(2)(ii)    [ ]
           Rule 12g-4(a)(2)(ii)   [ ]        Rule 15d-6              [ ]
           Rule 12h-3(b)(1)(i)    [X]

     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Archstone-Smith Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: July 15, 2002                      ARCHSTONE-SMITH TRUST

                                         By:  /s/ Jack R. Callison, Jr.
                                              ---------------------------------
                                              Jack R. Callison, Jr.
                                              Group Vice President